UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)
(English Translation)

RESULTS FOR THE YEAR ENDED MARCH 31, 2014
FROM APRIL 1, 2013 TO MARCH 31, 2014
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE YEAR ENDED MARCH 31, 2014

FROM APRIL 1, 2013 TO MARCH 31, 2014

CONSOLIDATED

Released on April 22, 2014

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Annual General Shareholders’ Meeting (Plan): June 18, 2014

Date of Dividend Payment (Plan): June 3, 2014

Date of Filing of Japanese Annual Securities Report (Plan): June 25, 2014

1. Selected Consolidated Financial Performance (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2014	2013
Net sales	¥875,109	¥709,270
Ratio of change from the same period of previous fiscal year	23.4%	3.9%
Operating income	85,068	17,598
Ratio of change from the same period of previous fiscal year	383.4%	(75.9)%
Income before income taxes	84,664	13,398
Ratio of change from the same period of previous fiscal year	531.9%	(81.1)%
Net income attributable to Nidec Corporation	56,404	7,986
Ratio of change from the same period of previous fiscal year	606.3%	(80.4)%
Net income attributable to Nidec Corporation per share-basic	¥207.31	¥29.64
Net income attributable to Nidec Corporation per share-diluted	¥193.96	¥27.49
Ratio of net income attributable to Nidec Corporation to average of Nidec Corporation shareholders’ equity *1	12.1%	2.0%
Ratio of income before income taxes to total assets	7.8%	1.5%
Ratio of operating income to net sales	9.7%	2.5%

Notes:

1. Weighted-average of Nidec Corporation shareholders' equity at the beginning and the end of each fiscal year

2. Comprehensive income (loss) attributable to Nidec Corporation:

¥101,827 million for the year ended March 31, 2014 (48.9% increase compared to the fiscal year ended March, 31, 2013)

¥68,407 million for the year ended March 31, 2013 (81.5% increase compared to the fiscal year ended March 31, 2012)

3. Equity in net income (loss) of affiliated companies:

¥(25) million for the year ended March 31, 2014

¥13 million for the year ended March 31, 2013

4. We implemented a two-for-one stock split on our common stock as of March 31, 2014. Net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted has been adjusted to reflect the effect of the stock split.

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2014	March 31, 2013
Total assets	¥1,165,918	¥1,005,417
Total equity	540,905	453,817
Nidec Corporation shareholders’ equity	518,101	415,653
Nidec Corporation shareholders’ equity to total assets	44.4%	41.3%
Nidec Corporation shareholders’ equity per share	¥1,878.50	¥1,543.10

Note: We implemented a two-for-one stock split on our common stock as of March 31, 2014. Nidec Corporation shareholders’ equity per share has been adjusted to reflect the effect of the stock split.

(3) Consolidated Results of Cash Flows

	Yen in millions
	Year ended March 31, 2014	Year ended March 31, 2013
Net cash provided by operating activities	¥87,219	¥110,286
Net cash used in investing activities	(63,178)	(133,854)
Net cash provided by financing activities	13,471	61,117
Cash and cash equivalents at the end of year	¥247,740	¥193,420

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2015 (target)	Year ended March 31, 2014	Year ended March 31, 2013
Interim dividend per share	¥27.50	¥45.00	¥45.00
Year-end dividend per share	27.50	55.00	40.00
Annual dividend per share	¥55.00	¥100.00	¥85.00
Dividends declared for the year	-	¥13,634million	¥11,354 million
Dividend payout ratio *1	23.3%	24.1%	143.4%
Dividend to Nidec Corporation shareholders’ equity	-	2.9%	2.9%

Notes:

1. “Annual dividend per share” to “earning per share-basic”

2. We implemented a two-for-one stock split on our common stock as of March 31, 2014. However, actual amount of dividends has not been adjusted, and reflects the dividend amounts before the stock split.

3. Actual year-end dividend is subject to shareholder approval. The above amount reflects the year-end dividend that Nidec’s Board of Directors plans for shareholder approval.

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2015)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2014	Year ending March 31, 2015
Net sales	¥450,000	¥950,000
Operating income	45,000	100,000
Income before income taxes	44,000	98,000
Net income attributable to Nidec Corporation	29,500	65,000
Net income attributable to Nidec Corporation per share-basic	¥106.96	¥235.67

Note: We implemented a two-for-one stock split on our common stock as of March 31, 2014. Net income attributable to Nidec Corporation per share-basic using shares of common stock has been adjusted to reflect the stock split.

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Changes in accounting policies:

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(3) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock)

290,150,160 shares at March 31, 2014

290,150,160 shares at March 31, 2013

2. Number of treasury stock at the end of each period:

14,343,952 shares at March 31, 2014

20,787,044 shares at March 31, 2013

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

272,077,502 shares for the year ended March 31, 2014

269,428,558 shares for the year ended March 31, 2013

Notes:

1. Please refer to “Earnings per share” in “4. Consolidated Financial Statements (U.S. GAAP) (unaudited)” on page 26 for more information.

2. We implemented a two-for-one stock split on our common stock as of March 31, 2014. Nidec Corporation shareholders’ equity per share has been adjusted to reflect the effect of the stock split.

NON-CONSOLIDATED FINANCIAL STATEMENTS

Nidec Non-Consolidated Financial Performance (Japanese GAAP) (unaudited)

(1) Non-Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2014	2013
Net sales	¥165,953	¥132,030
Ratio of change from the same period of previous fiscal year	25.7%	(10.2)%
Operating income (loss)	4,865	(4,856)
Ratio of change from the same period of previous fiscal year	-	-
Ordinary income (loss)	6,139	(3,337)
Ratio of change from the same period of previous fiscal year	-	-
Net income (loss)	5,189	(12,443)
Ratio of change from the same period of previous fiscal year	-	-
Net income per share-basic	¥19.07	¥(46.14)
Net income per share-diluted	¥17.64	-

Note: We implemented a two-for-one stock split on our common stock as of March 31, 2014. Net income per share-basic and net income per share-diluted have been adjusted to reflect the effect of the stock split.

(2) Non-Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2014	March 31, 2013
Total assets	¥628,338	¥565,451
Net assets	230,767	210,719
Net assets to total assets	36.7%	37.3%
Net assets per share	¥836.70	¥780.91

Notes:

1. Shareholders’ equity:

¥230,767 million for the year ended March 31, 2014

¥210,719 million for the year ended March 31, 2013

2. We implemented a two-for-one stock split on our common stock as of March 31, 2014. Net assets per share has been adjusted to reflect the effect of the stock split.

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the fiscal year ended March 31, 2013. During the three months ended September 30, 2013, we completed our valuation of such assets and liabilities of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.

Investor presentation materials relating to its financial results for the fiscal year ended March 31, 2014, are expected to be published on Nidec’s corporate website on April 23, 2014.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the year Ended March 31, 2014

The global economic conditions during the fiscal year ended March 31, 2014 continued to be weak as the extended economic stagnation in Europe despite the improvements with respect to the debt crisis and as China and other newly emerging countries experienced declining exports and suffered the negative impact of excessive investments made in prior periods. On the other hand, the U.S. monetary policy slowly changed towards easing its previous quantitative easing policy. The Japanese economy, which experienced a period-end increase in demand prior to the consumption tax increase, also showed stable trends as a whole.

In this business environment, in an effort to expand our “second growth phase” strategy, we continued to transform and expand our business portfolio. As a result, our consolidated net sales for the fiscal year ended March 31, 2014 increased by 23% compared to the previous fiscal year, marking the highest on record. In terms of profit margins, as a result of the increase in net sales and the measures that we implemented to streamline our business structure in the previous fiscal year, operating income exceeded our forecast previously announced at the beginning of the current fiscal year for four quarters in a row. Furthermore, operating income of the automotive, appliance, commercial and industrial product category, which is one of our strategically important product categories, contributed to a significant enhancement of our profit structure. As a result, for the fiscal year ended March 31, 2014, we recorded a larger net income before tax and net income attributable to the shareholders of Nidec Corporation than any prior period in our history.

2. Consolidated Operating Results

Consolidated Operating Results for the Year Ended March 31, 2014 (“this fiscal year”), Compared to the Year Ended March 31, 2013 (the “previous fiscal year”)

			Yen in millions
	Year ended March 31, 2014	Year ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales	875,109	709,270	165,839	23.4%
Operating income	85,068	17,598	67,470	383.4%
Income before income taxes	84,664	13,398	71,266	531.9%
Net income attributable to Nidec Corporation	56,404	7,986	48,418	606.3%

Consolidated net sales increased 23.4% to ¥875,109 million for this fiscal year compared to the previous fiscal year, recording the largest annual net sales in our history. Operating income increased 383.4% to ¥85,068 million for this fiscal year compared to the previous fiscal year, which was mainly due to a positive effect of business streamlining and the sales increase. The ratio of operating income to net sales, or operating income ratio, for this fiscal year was 9.7%. The average exchange rate between the Japanese yen and the U.S. dollar for this fiscal year was ¥100.24 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥17.14, or approximately 21%, compared to the previous fiscal year. The average exchange rate between the Japanese yen and the Euro for this fiscal year was ¥134.37 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥27.23, or approximately 25%, compared to the previous fiscal year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥118,200 million and our operating income of approximately ¥15,600 million for this fiscal year compared to the previous fiscal year.

Income before income taxes increased 531.9% to ¥84,664 million for this fiscal year compared to the previous fiscal year, and net income attributable to Nidec Corporation increased 606.3% to ¥56,404 million for this fiscal year compared to the previous fiscal year despite some reversal of deferred tax assets that resulted in income taxes-deferred (tax expense), recording the largest annual income before income taxes and net income attributable to Nidec Corporation in our history.

Operating Results by Product Category for This Fiscal Year Compared to the Previous Fiscal Year

Small precision motors-

			Yen in millions
	Year ended March 31, 2014	Year ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	362,513	319,724	42,789	13.4%
Hard disk drives spindle motors	185,506	165,427	20,079	12.1%
Other small precision motors *	177,007	154,297	22,710	14.7%
Operating income of small precision motors	56,703	22,649	34,054	150.4%

Net sales of small precision motors increased 13.4% to ¥362,513 million for this fiscal year compared to the previous fiscal year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our net sales of small precision motors of approximately ¥54,000 million for this fiscal year compared to the previous fiscal year.

Net sales of spindle motors for hard disk drives, or HDDs, for this fiscal year increased 12.1% to ¥185,506 million, compared to the previous fiscal year, although the number of units sold of spindle motors for HDDs decreased approximately 3% compared to the previous fiscal year. Net sales of other small precision motors for this fiscal year increased 14.7% to ¥177,007 million, compared to the previous fiscal year. This increase was mainly due to increases in sales of brushless DC fans, brushless DC motors and other small motors.

Operating income of small precision motors increased 150.4% to ¥56,703 million for this fiscal year compared to the previous fiscal year. This increase was mainly due to our efforts to improve the profitability of small precision motors category and because we recorded costs attributable to business streamlining in the previous fiscal year, and the positive effect of the 21% depreciation of the Japanese yen against the U.S. dollar, resulting in an approximately ¥13,000 million in operating income of small precision motors for this fiscal year compared to the previous fiscal year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Year ended March 31, 2014	Year ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	345,236	248,464	96,772	38.9%
Appliance, commercial and industrial products	230,043	161,794	68,249	42.2%
Automotive products	115,193	86,670	28,523	32.9%
Operating income of automotive, appliance, commercial and industrial products	22,409	2,678	19,731	736.8%

Net sales of automotive, appliance, commercial and industrial products increased 38.9% to ¥345,236 million for this fiscal year compared to the previous fiscal year.

Net sales of appliance, commercial and industrial products for this fiscal year increased 42.2% compared to the previous fiscal year. This increase was primarily due to larger sales of motors for air conditioning equipment, and the contribution of sales of Nidec ASI S.p.A., Nidec Avtron Automation Corporation and Nidec Kinetek Corporation, which were not consolidated for the full fiscal year ended March 31, 2013, as well as the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this fiscal year increased 32.9% compared to the previous fiscal year.  This was primarily due to the contribution of Nidec Sankyo CMI Corporation which was newly consolidated in January 2014 and the commencement of mass-production of new product models of motors for electric power steering and other products and the commencement of mass-production of new product models for new customers, as well as the positive effect of the foreign currency exchange rate fluctuations. The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥48,900 million for this fiscal year compared to the previous fiscal year.

Operating income of automotive, appliance, commercial and industrial products increased 736.8% to ¥22,409 million for this fiscal year compared to the previous fiscal year mainly due to the increase in sales, the impact of the newly consolidated subsidiaries and the positive effect of the foreign currency exchange rate fluctuations.

Machinery-

			Yen in millions
	Year ended March 31, 2014	Year ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of machinery	86,955	63,526	23,429	36.9%
Operating income of machinery	12,081	7,014	5,067	72.2%

Net sales of machinery increased 36.9% to ¥86,955 million for this fiscal year compared to the previous fiscal year mainly due to increases in sales of LCD panel handling robots and card readers.

Operating income of machinery increased 72.2% to ¥12,081 million for this fiscal year compared to the previous fiscal year mainly due to the sales increase.

Electronic and optical components-

			Yen in millions
	Year ended March 31, 2014	Year ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	72,845	69,188	3,657	5.3%
Operating income (loss) of electronic and optical components	1,448	(8,465)	9,913	-

Net sales of electronic and optical components increased 5.3% to ¥72,845 million for this fiscal year compared to the previous fiscal year. This increase was primarily attributable to increases in sales of household equipment and other products.

Operating income of electronic and optical components increased to ¥1,448 million for this fiscal year compared to an operating loss recorded for the previous fiscal year mainly as a result of our efforts to improve manufacturing efficiency, reduce cost of goods sold and lower fixed costs, in addition to the increase in sales.

Other products-

			Yen in millions
	Year ended March 31, 2014	Year ended March 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of other products	7,560	8,368	(808)	(9.7)%
Operating income of other products	366	893	(527)	(59.0)%

Net sales of other products decreased 9.7% to ¥7,560 million and operating income of other products decreased 59.0% to ¥366 million for this fiscal year compared to the previous fiscal year.

Consolidated Operating Results for the Three Months Ended March 31, 2014 (“this 4Q”), Compared to the Three Months Ended December 31, 2013 (“this 3Q”)

			Yen in millions
	Three months ended March 31, 2014	Three months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales	228,384	217,091	11,293	5.2%
Operating income	23,202	22,529	673	3.0%
Income before income taxes	22,139	24,084	(1,945)	(8.1)%
Net income attributable to Nidec Corporation	13,351	15,950	(2,599)	(16.3)%

Consolidated net sales increased 5.2% to ¥228,384 million for this 4Q compared to this 3Q, recording the largest quarterly net sales in our history. Operating income increased 3.0% to ¥23,202 million for this 4Q compared to this 3Q. Operating income ratio for this 4Q was 10.2%. The average exchange rate between the Japanese yen and the U.S. dollar for this 4Q was ¥102.78 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥2.32, or approximately 2%, compared to this 3Q. The average exchange rate between the Japanese yen and the Euro for this 4Q was ¥140.79 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥4.10, or approximately 3%, compared to this 3Q. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥4,300 million as well as on our operating income of approximately ¥600 million for this 4Q compared to this 3Q.

Income before income taxes and net income attributable to Nidec Corporation decreased 8.1% to ¥22,139 million and 16.3% to ¥13,351 million, respectively, for this 4Q compared to this 3Q due to losses attributable to fluctuations in the foreign currency exchange rates in this 4Q.

Operating Results by Product Category for This 4Q Compared to This 3Q

For the calculation of a unit price on a U.S. dollar basis for a quarterly reporting period, each amount used for the calculation has been obtained by subtracting from the relevant amount for the cumulative interim period up to and including the quarter since the beginning of the fiscal year the relevant amount for the cumulative interim period up to and including the quarter immediately preceding the quarter since the beginning of the fiscal year.  The unit price on a U.S. dollar basis has been obtained by first dividing the amount of net sales on a Japanese yen basis by the number of units sold for the relevant quarter, and then applying the average exchange rate for the relevant quarter to the resulting quotient.  Accordingly, the unit price on a U.S. dollar basis so obtained may differ from the contracted unit price on a U.S. dollar basis particularly in the event of rapid and significant fluctuations in the relevant exchange rate.

Small precision motors-

			Yen in millions
	Three months ended March 31, 2014	Three months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	89,289	92,769	(3,480)	(3.8)%
Hard disk drives spindle motors	46,253	46,826	(573)	(1.2) %
Other small precision motors	43,036	45,943	(2,907)	(6.3) %
Operating income of small precision motors	15,728	14,634	1,094	7.5%

Net sales of small precision motors decreased 3.8% to ¥89,289 million for this 4Q compared to this 3Q. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥1,900 million on the net sales of small precision motors for this 4Q compared to this 3Q.

Net sales of spindle motors for HDDs for this 4Q decreased 1.2% to ¥46,253 million, compared to this 3Q.  The number of units sold of spindle motors for HDDs for this 4Q decreased approximately 4% compared to this 3Q. Net sales of other small precision motors for this 4Q decreased 6.3% to ¥43,036 million, compared to this 3Q. Although sales of brushless DC fans remained at same level compared to this 3Q, sales of brushless DC motors and other small motors decreased compared to this 3Q.

Operating income of small precision motors increased 7.5% to ¥15,728 million for this 4Q compared to this 3Q, mainly due to our efforts to reduce cost of goods sold. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on operating income of small precision motors of ¥500 million for this 4Q compared to this 3Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended March 31, 2014	Three months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	98,162	83,026	15,136	18.2%
Appliance, commercial and industrial products	63,648	54,493	9,155	16.8%
Automotive products	34,514	28,533	5,981	21.0%
Operating income of automotive, appliance, commercial and industrial products	7,561	5,256	2,305	43.9%

Net sales of automotive, appliance, commercial and industrial products increased 18.2% to ¥98,162 million for this 4Q compared to this 3Q.

Net sales of appliance, commercial and industrial products for this 4Q increased 16.8% compared to this 3Q mainly due to an increase in sales of motors for air conditioning equipment at Nidec Techno Motor.

Net sales of automotive products for this 4Q increased 21.0% compared to this 3Q. This increase was mainly due to the contribution of sales of Nidec Sankyo CMI Corporation which was not consolidated for this 3Q, as well as the commencement of mass-production of new product models for new customers.

Operating income of automotive, appliance, commercial and industrial products increased 43.9% to ¥7,561 million for this fiscal year compared to the previous fiscal year mainly due to the increase in sales.

Machinery-

			Yen in millions
	Three months ended March 31, 2014	Three months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of machinery	23,534	19,704	3,830	19.4%
Operating income of machinery	3,066	2,841	225	7.9%

Net sales of machinery increased 19.4% to ¥23,534 million for this 4Q compared to this 3Q mainly due to an increase in sales of LCD panel handling robots.

Operating income of machinery increased 7.9% to ¥3,066 million for this 4Q compared to this 3Q mainly due to the increase in sales.

Electronic and optical components-

			Yen in millions
	Three months ended March 31, 2014	Three months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	15,619	19,797	(4,178)	(21.1)%
Operating income (loss) of electronic and optical components	(776)	1,714	(2,490)	-

Net sales of electronic and optical components decreased 21.1% to ¥15,619 million for this 4Q compared to this 3Q mainly due to a decrease in sales of components for compact digital cameras.

We recorded ¥776 million of operating loss on electronic and optical components for this 4Q. This mainly reflected the decrease in sales and expenses of business streamlining.

Other products-

			Yen in millions
	Three months ended March 31, 2014	Three months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,780	1,795	(15)	(0.8)%
Operating income of other products	19	171	(152)	(88.9)%

Net sales of other products decreased 0.8% to ¥1,780 million for this 4Q compared to this 3Q.

Operating income of other products decreased 88.9% to ¥19 million for this 4Q compared to this 3Q.

(2) Financial Position

	As of March 31, 2014	As of March 31, 2013	Increase or decrease
Total assets (million)	¥1,165,918	¥1,005,417	¥160,501
Total liabilities (million)	625,013	551,600	73,413
Nidec Corporation shareholders’ equity (million)	518,101	415,653	102,448
Interest-bearing debt (million) *1	351,256	312,697	38,559
Net interest-bearing debt (million) *2	¥103,516	¥119,277	¥(15,761)
Debt ratio (%) *3	30.1	31.1	(1.0)
Debt to equity ratio (“D/E ratio”) (times) *4	0.68	0.75	(0.07)
Net D/E ratio (times) *5	0.20	0.29	(0.09)
Nidec Corporation shareholders’ equity to total assets (%)	44.4	41.3	3.1

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including convertible bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥160,500 million to ¥1,165,918 million as of March 31, 2014 compared to March 31, 2013. This increase was mainly due to an increase of approximately ¥54,300 million in cash and cash equivalents, an increase of approximately ¥35,500 million in trade accounts receivable, an increase of approximately ¥24,100 million in inventories, an increase of approximately ¥22,200 million in goodwill, and an increase of approximately ¥20,900 million in property, plant and equipment.

Total liabilities increased approximately ¥73,400 million to ¥625,013 million as of March 31, 2014 compared to March 31, 2013. Our long-term debt increased approximately ¥153,100 million to approximately ¥299,400 million as of March 31, 2014 compared March 31, 2013. On the other hand, our short-term borrowings decreased approximately ¥10,200 million to approximately ¥22,600 million as of March 31, 2014 compared to March 31, 2013, and our current portion of long-term debt decreased approximately ¥104,400 million to approximately ¥29,200 million as of March 31, 2014 compared to March 31, 2013.

The increase in our long-term debt was mainly due to the issuance of ¥50,000 million aggregate principal amount of domestic unsecured bonds, as well as the reclassification from current liability to long-term liability of approximately ¥96,000 million aggregate principal amount of the euro yen convertible bonds with stock acquisition rights due 2015 because the unexercised early redemption right expired during the fiscal year ended March 31, 2014. The current portion of long-term debt decreased approximately ¥104,400 million mainly due to the reclassification of the convertible bonds. Prior to the expiration of the early redemption right on September 20, 2013, holders of ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right.

Our net interest-bearing debt decreased approximately ¥15,800 million to approximately ¥103,500 million as of March 31, 2014 compared to March 31, 2013. Our debt ratio decreased to 30.1% as of March 31, 2014 from 31.1% as of March 31, 2013. Our debt to equity ratio was 0.68 as of March 31, 2014 compared to 0.75 as of March 31, 2013. Our net debt to equity ratio was 0.20 as of March 31, 2014 compared to 0.29 as of March 31, 2013.

Nidec Corporation shareholders’ equity increased approximately ¥102,400 million to ¥518,101 million as of March 31, 2014 compared to March 31, 2013. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in retained earnings of approximately ¥45,000 million as of March 31, 2014 compared to March 31, 2013, an increase in positive foreign currency translation adjustments of approximately ¥41,900 million as of March 31, 2014 compared to March 31, 2013, and a net decrease in treasury stock of approximately ¥17,400 million as of March 31, 2014 compared to March 31, 2013. The decrease in treasury stock was due to the allocation of treasury shares (representing 2.58% of our issued shares) to Nidec Copal shareholders and Nidec Tosok shareholders in connection with the share exchange transactions to make Nidec Copal and Nidec Tosok wholly owned subsidiaries, which were partially offset by repurchases of shares (representing 0.36% of our issued shares) in the fiscal year ended March 31, 2013. Nidec Corporation shareholders' equity to total assets increased to 44.4% as of March 31, 2014 from 41.3% as of March 31, 2013.

In connection with our acquisition of Mitsubishi Materials C.M.I. Corporation and Honda Elesys Co., Ltd. in the fiscal year ended March 31, 2014, we recorded approximately ¥45,000 million in assets in the aggregate, including approximately ¥11,800 million in goodwill, and approximately ¥14,500 million in liabilities in the aggregate, including approximately ¥7,800 million in trade notes and accounts payable. We are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Mitsubishi Materials C.M.I. Corporation and Honda Elesys Co., Ltd. These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of March 31, 2014.

Overview of Cash Flow-

	(Yen in millions)
	For the year ended March 31		Increase or decrease
	2014	2013
Net cash provided by operating activities	¥87,219	¥110,286	¥(23,067)
Net cash used in investing activities	(63,178)	(133,854)	70,676
Free cash flow *1	24,041	(23,568)	47,609
Net cash provided by financing activities	¥13,471	¥61,117	¥(47,646)

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the fiscal year ended March 31, 2014 ("this fiscal year") were a net cash inflow of ¥87,219 million. Compared to the fiscal year ended March 31, 2013 ("the prior fiscal year"), our cash inflow from operating activities for this fiscal year decreased approximately ¥23,100 million. This decrease was mainly due to the negative impact of approximately ¥70,800 million of net changes in operating assets and liabilities which was consist of an increase of approximately ¥97,500 million in operating assets and an increase of approximately ¥26,700 million in operating liabilities. On the other hand, our consolidated net income increased approximately ¥52,100 million.

Cash flows from investing activities for this fiscal year were a net cash outflow of ¥63,178 million. Compared to the prior fiscal year, our net cash outflow from investing activities for this fiscal year decreased approximately ¥70,700 million mainly due to a decrease in acquisitions of businesses, net of cash acquired, of approximately ¥56,500 million and a decrease in additional purchases of property, plant and equipment of approximately ¥21,100 million.

As a result, we had a positive free cash flow of ¥24,041 million for this fiscal year compared to a negative free cash flow of ¥23,568 million for the prior fiscal year.

Cash flows from financing activities for this fiscal year were a net cash inflow of ¥13,471 million. Compared to the prior fiscal year, our net cash inflow from financing activities for this fiscal year decreased approximately ¥47,600 million. For this fiscal year, we had a decrease in proceeds from issuance of corporate bonds of ¥50,000 million and a decrease in proceeds from issuance of long-term debt of approximately ¥41,300 million and an increase in repayments of long-term debt of approximately ¥21,900 million for this fiscal year compared to the prior fiscal year, which were partially offset by the positive impact of approximately ¥40,400 million of net changes in short term borrowings and a decrease in repurchases of treasury stock of approximately ¥28,400 million.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of March 31, 2014 was ¥247,740 million, an increase of approximately ¥54,300 million from March 31, 2013.

Reference:

	As of March 31, 2014	As of March 31, 2013	As of March 31, 2012	As of March 31, 2011	As of March 31, 2010
Shareholders’ equity to total assets	44.4%	41.3%	46.2%	47.5%	49.1%
Total market value of Nidec's shares (*1) (*4) to total assets	148.5%	75.4%	128.9%	133.3%	201.5%
Interest-bearing liabilities (*2) to net cash provided by operating activities	4.0	2.8	3.3	1.9	1.3
Interest coverage ratio (*3)	53.3	279.2	173.4	223.3	127.6

Notes:

*1. Total market value of Nidec’s shares to total assets is a non-GAAP measure. Total market value is calculated as the closing stock price at fiscal year end multiplied by the number of shares issued at fiscal year end (excluding treasury stock).

*2. Interest-bearing liabilities: Total amount of “short-term borrowings”, “current portion of long-term debt” and “long-term debt” in the consolidated balance sheet

*3. Interest coverage ratio: Net cash provided by operating activities divided by “interest payments” during a fiscal year

*4: To supplement our balance sheets presented on a GAAP basis, we use a non-GAAP measure of balance sheets to analyze our operational balance sheets. The presentation of a non-GAAP measure is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to any balance sheets figures as a measure of financial position.

(3) Business Forecasts for the Fiscal Year ending March 31, 2015

Based on the recent global economic trends that we have identified, we expect that the overall recovery may require more time as the economies in China and other newly emerging countries continue to be sluggish and disparities are seen in demand trends among industry sectors although the economies of advanced countries are expected to recover with the United States being one of the main contributors of such recovery.

In this business environment, we aim to improve our profitability through efforts to expand and enhance our business portfolio so as to achieve the goals set forth in our new medium-term business strategy.

Set forth below are our business performance forecasts prepared in light of and subject to our current assumptions and uncertainties. See the “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this report.

Forecast of consolidated results for the fiscal year ending March 31, 2015

Net sales	¥950,000 million	(Up 8.6% from the previous fiscal year)
Operating income	¥100,000 million	(Up 17.6% from the previous fiscal year)
Income before income taxes	¥98,000 million	(Up 15.8% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥65,000 million	(Up 15.2% from the previous fiscal year)

Forecast of consolidated results for the six months ending September 30, 2014

Net sales	¥450,000 million	(Up 4.7% from the same period of the previous fiscal year)
Operating income	¥45,000 million	(Up 14.4% from the same period of the previous fiscal year)
Income before income taxes	¥44,000 million	(Up 14.5% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥29,500 million	(Up 8.8% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥100 and €1 = ¥135. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

(4) Dividend Policy

We uphold shareholder-oriented management and pursue high growth, high profitability and high share value to build long-term, sustainable growth in shareholder value. We seek to lay out our vision for the future on a regular and timely basis to keep stakeholders informed on how we intend to respond to changing opportunities and challenges as we continue to strive to succeed in our endeavors. Placing importance on regular dividend payments, we seek to increase our dividend payout to around 30% of our consolidated net income and use reserves to reinforce our management structure, expand our business horizons, and eventually to improve our profitability and shareholder value.

We have determined the year-end dividend to be ¥55.0 per share for the fiscal year ended March 31, 2014. As a result, together with the interim dividend of ¥45.0 per share, the full-year dividend will be ¥100.0 per share. The dividend payout ratio, which is obtained by dividing dividend declared for the year by net income attributable to Nidec Corporation, for this fiscal year is approximately 24.1%.

Our current dividend forecast for the year ending March 31, 2015 is a full-year dividend of ¥55.0 per share (an interim dividend of ¥27.5 per share and a year-end dividend of ¥27.5 per share.) Based on this forecast, the dividend payout ratio for the fiscal year ending March 31, 2015 that we are aiming to achieve is approximately 24.5%.

We implemented a two-for-one stock split on our common stock as of March 31, 2014. Without the effect of this stock split, our dividend forecast for the year ending March 31, 2015 would have been ¥110 per share, including an interim dividend of ¥55 per share.

(5) Risk Factors

The significant risks relating to our business that we recognized as of March 31, 2014 included those relating to:

•

our dependence on the hard disc drive market,

•

our dependence on the information storage and communication industry,

•

concentration of sales in a small number of customers,

•

geographical concentration of facilities (Because our facilities are concentrated in a limited number of locations, disruptions in one or more of those locations could have a material adverse impact on our business operations.),

•

downward pricing pressure,

•

our third party suppliers,

•

competition,

•

commercializing customized products,

•

product defects,

•

our dependence on production and sales in developing countries,

•

business structure streamlining,

•

the incomparability of our quarterly operating results,

•

our advanced planning for production and inventory,

•

our M&A strategy,

•

our growth placing strains on management and operational and financial resources,

•

our dependence on our founder, President and CEO, Mr. Shigenobu Nagamori,

•

our failure to achieve our corporate objectives or business strategies,

•

our reliance on monthly financial data from operating segments not prepared on a U.S. GAAP basis,

•

legal and regulatory compliance,

•

our internal controls over financial reporting,

•

patents and other intellectual property rights,

•

leaks of confidential information,

•

hiring and retention of qualified personnel,

•

our pension plans,

•

impairment of goodwill and long-lived assets,

•

uncertainties relating to deferred tax assets,

•

foreign exchange fluctuations,

•

interest rate fluctuations,

•

unexpected drastic declines in the global economies,

•

our ability to collect on our accounts receivable,

•

stock value fluctuations,

•

our access to liquidity and capital,

•

natural disasters and other events over which we have little or no control, and

•

a substantial number of our shares of common stock being eligible for future sale.

The foregoing risk factors were identified based on information available at the time of this announcement, and do not contain all of the information that may be important to you. For more information about the significant risks and other key factors that should be considered, please see our annual report on Form 20-F, reports on Form 6-K and other current disclosures that we have publicly released.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending, in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies, including Mitsubishi Materials C.M.I. Corporation and Honda Elesys Co., Ltd., and to complete the acquisitions of companies with complementary technologies and product lines, and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

2. The Nidec Group

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 229 consolidated subsidiaries and 5 affiliated companies.

Nidec prepares its consolidated financial statements in accordance with U.S. GAAP, and its scope of consolidation is determined in accordance with U.S. GAAP. Nidec’s segments comprise a total of 14 reportable segments in accordance with the Accounting Standards Codification No. 280, “Segment Reporting.” Operating segments are components of an enterprise regularly used by the enterprise’s top decision-makers in making business decisions and assessing performance. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

Its reportable segments are as follows.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drive motors, DC motors, fan motors, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd. in Thailand and its consolidated subsidiaries as well as other subsidiaries in Asia that are manufacturers of hard disk drive parts, which primarily produce and sell hard disk drive motors.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fan motors, but excludes its automotive product business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., in Singapore and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors, and fan motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fan motors.

The Nidec Philippines segment comprises Nidec Philippines Corporation in the Philippines and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic components.

The Nidec Copal segment comprises Nidec Copal Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic and optical components, and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell automobile parts.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic components.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec US Holdings Corporation in U.S.A and its consolidated subsidiaries including Nidec Motor Corporation in Japan and other subsidiaries in North America, South America, Asia, Europe, and others, which primarily produce and sell appliance, commercial and industrial products. This segment includes Nidec ASI S.p.A., Nidec Avtron Automation Corporation and Nidec Kinetek Corporation newly consolidated in the year ended March 31 2013.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany and other subsidiaries in Europe, North America and China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We aim to become the world’s No. 1 comprehensive motor manufacturer and operate under the fundamental management policy focusing on motors and other drive technology products as well as products, equipment, parts and components that incorporate drive technologies. Our core product categories include: "small precision motors," "automotive, appliance, commercial and industrial products," "machinery," "electronic and optical components" and "others." Our principal business activities in each of these product categories are carried out in the areas of product development, manufacturing and sales, distribution and other services both in Japan and overseas.

The business activities of Nidec Corporation and the Nidec Group’s principal consolidated subsidiaries are as follows:

Product Category		Principal Companies
Small precision motors	Spindle motors for HDDs	Nidec Corporation Nidec Electronics (Thailand) Co., Ltd. Nidec Philippines Corporation Nidec (Zhejiang) Corporation Nidec (H.K.) Co., Ltd. Nidec Singapore Pte. Ltd.
	Other small precision motors	Nidec Corporation Nidec Sankyo Corporation Nidec (H.K.) Co., Ltd. Nidec (Dong Guan) Limited Nidec Servo Corporation Nidec (Dalian) Limited Nidec Seimitsu Corporation Nidec Copal Corporation
Automotive, appliance, commercial and industrial products	Appliance, commercial and industrial products	Nidec Motor Corporation Nidec ASI S.p.A. Nidec Kinetek Corporation Nidec Techno Motor Corporation Nidec Shibaura (Zhejiang) Co., Ltd.
Automotive products

Nidec Corporation

Nidec Tosok Corporation

Nidec Tosok (Vietnam) Co., Ltd.

Nidec Motors & Actuators (Germany) GmbH

Nidec Electronics GmbH

Nidec Automotive Motor (Zhejiang) Corporation

Nidec (Dalian) Limited

Machinery		Nidec Sankyo Corporation Nidec-Shimpo Corporation Nidec-Read Corporation Nidec Copal Corporation
Electronic and optical components		Nidec Copal Corporation Nidec Copal Electronics Corporation Nidec Sankyo Corporation
Others		Nidec Logistics Corporation

3. Management Policies

(1) Basic management policies

We aim to become the world’s No. 1 comprehensive motor manufacturer and maximize shareholder value and meet the expectations of shareholders by achieving higher growth, profit and stock prices, over the long-term.  We seek to uphold the following three management goals and principles:

1.

Provide employment opportunities created from stable business growth,

2.

Supply universally desired, indispensable products for the common good, and

3.

Pursue the No. 1 position in all that we undertake.

(2) Management targets

We have launched a new medium-term strategic target, pursuant to which we aim to achieve a target sales level of ¥1.2 trillion in the fiscal year ending March 31, 2016. With respect to targets relating to profitability, we aim to achieve an operating income ratio of 15% and an ROE (return on equity) of 15%.

(3) The Nidec Group’s mid- to long-term business strategies

To achieve the targets set forth in our new medium-term strategic target, the Nidec Group, acting based on “its organic growth strategy” and “M&A strategy,” seeks to enhance and expand our business portfolio and achieve more uniformity among the group companies.

We plan to shift as promptly as possible from our current business portfolio to an improved and expanded business portfolio consisting of four core business lines—“small precision motors,” “appliance, commercial and industrial motor products,” “automotive products” and “other products.”  As part of this plan, during the fiscal year ended March 31, 2013, we launched a business enhancement system through which we aim to promote a market-oriented approach for each area of operation particularly in terms of formulating new strategic ideas and operational implementation. During the fiscal year ended March 31, 2014, we established a Nidec Research and Development Center, Japan, and global business promotion division. In addition, during the fiscal year ending March 31, 2015, with the establishment of a global purchasing management division, we intend to endeavor to become a company that will continue to grow 100 years from now by seeking to achieve synergies among the group companies in the global market and accelerate growth through the enhancement and expansion of our business portfolio.

1. Global organic growth strategy

Taking advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors, we aim to create new products using the motor and related technologies that we have developed over the years and cultivate new markets, while establishing a global manufacturing, sales, and research and development network, with a focus on newly emerging markets.

1) We seek to stimulate demand for new small precision motor products to make up for the decreasing demand for such products due to diversifying mobile devices and declining sales of notebook PCs.  We aim to further enhance the technological advantages of high-capacity HDDs for data storage and develop new and innovative technologies that can meet the market’s demand for larger HDD capacity and new HDD application, smaller and thinner HDD products, and multiple applications.  In addition, we aim to further strengthen the competitiveness of our next-generation products by promoting expanded applications of fan motor (“UFF”) and other products using the fluid dynamic bearing (“FDB”) technology. We will also seek to respond to the growing importance of vibrating motors as smart phone usage increases, to expand our market share for global actuators and to expand our customer base for our home appliance actuators.

2) We seek to accelerate the growth of our automotive product business as well as our home appliance, industrial and industrial product businesses, which are expected to become one of our major products, in response to market needs.  We aim to expand our automotive motor business by establishing a three-market—North America, Europe and Asia—framework, shifting from a product line-up consisting solely of motor products to a product line-up consisting of high value-added products through system modularization, utilizing a technological capabilities of Nidec Elesys Corporation, the former Honda Elesys Co., Ltd., which became a newly consolidated subsidiary in the fiscal year ended March, 31, 2014., and proactively entering the safety and security related product sectors and newly emerging markets.

With respect to the home appliance, commercial and industrial products, we seek to increase sales and improve our profitability by quickly achieving synergies between our existing operations and the operations of the three overseas companies we acquired in the fiscal year ended March 31, 2013—namely, Nidec ASI S.p.A., an Italian industrial motor manufacturer, Nidec Avtron Automation Corporation, a U.S. company, and Nidec Kinetek Corporation, a U.S. company—and by promptly becoming able to cross-sell our and the newly acquired companies’ products.

2. M&A strategy

We plan to continue to actively seek M&A opportunities as a critical part of our growth strategy as we aim to achieve growth quickly and efficiently.  In the fiscal year ended March 31, 2014, we successfully completed the acquisitions of six companies, taking advantage, among other things, of the appreciating Japanese yen during the first half of the fiscal year.  Nidec Corporation acquired Nidec Elesys Corporation, the former Honda Elesys Co., Ltd., while Nidec Sankyo, a subsidiary of Nidec Corporation, acquired Nidec Sankyo CMI Corporation, the former Mitsubishi Materials C.M.I. Corporation.

We intend to actively seek M&A opportunities with articulated purposes, which include strengthening our market position in each of our business areas, including the automotive motor product business, which we expect to become a core business line within our business portfolio, supplementing our intra-group research and development operations, and acquiring know-how relating to low cost production.

(4) The Nidec Group’s challenges

1. Continue to enhance the corporate governance system

For the fiscal year ending March 31, 2015, we expect to have a total of two outside corporate auditors and three outside directors.  To date, outside corporate auditors and directors have contributed to vigorous discussions in meetings of our board of directors.  We aim to further enhance our corporate governance system through these measures which are designed to enable our board of directors to better perform and fulfill its obligations and other efforts.

2. Enhance globalization efforts

We consider it critical and seek to accelerate our efforts to globalize our management system and strengthen our global manufacturing, sales and product development operations in order to successfully compete in the increasingly competitive global market.

1) Globalize our management system

Rapid market globalization and intensifying competition require us to globalize our management system to enable us to promptly make decisions. We seek to enhance our management system so as to successfully compete in such market environment by hiring and training decision-makers capable of managing our operations flexibly from such global perspective, including hiring decision-makers locally for our foreign operations.

2) Strengthen our global sales network

As a critical part of our new medium-term strategic goal, we intend to pursue a global sales strategy where we aim to gain the largest market share in each of our business areas under the leadership of global business promotion division while making a group-wide effort to expand and enhance our global sales network.

3) Strengthen our global manufacturing operations

As part of our global manufacturing strategy, in an effort to minimize the risk of concentration of our manufacturing operations in a particular country or region, we seek to allocate our resources appropriately in various locations and enhance our purchasing power centering on a global purchasing management division. While maintaining the emphasis on our manufacturing philosophy that puts the highest priority on product quality, we endeavor to improve our manufacturing efficiency to the maximum extent possible and create a manufacturing network where the manufacturing sites are located in the most suitable place so as to improve our profitability.

4) Strengthen our global R&D capabilities

With respect to our global research and development efforts, we established Nidec Research and Development Center, Japan in January 2014 designed to become a core component technology development facility for our global R&D strategy. Through R&D activities at this facility, we intend to take advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors.  We seek to meet market demand for shorter development cycles for home appliance, commercial and industrial use motors and automotive motor products, which are expected to drive our future growth, by achieving synergies with the R&D operations of Nidec Motor Corporation in the United States and the United Kingdom.  We also intend to implement group-wide measures to enhance our R&D capabilities so as to be better able to offer new products and technologies.  For example, due to its energy efficiency and durability, Nidec Motor’s switched reluctance motor technology is expected to be applied to a variety of products since this technology requires no permanent magnet materials.  As part of our global strategy to increase local manufacturing, where manufacturing is done in areas in close proximity to the relevant market (customers), we also seek to localize our R&D operations.  For example, we plan to expand and improve our R&D facilities in Dalian, Dongguan and other locations in China.

5) Enhance our global management infrastructure

As a global company, we continue to enhance our group-wide management system, accounting and financial reporting systems and procedures, financial performance, and information disclosure systems and procedures that meet global standards.  For example, we continue to pursue our mid-term information technology improvement plan, under which we aim to create an IT system that is standardized at a level sufficient to enable us to globally grow and, at the same time, is sufficiently flexible to adapt to changes.

We previously maintained a “federate-style” management system, under which each group company we acquired maintains a high degree of independence in managing its business operations.  Going forward, we aim to adapt to the rapidly changing business environments and the intensifying global competition by making efforts to accelerate the group’s companies’ horizontal cooperation in terms of personnel, sales and marketing, manufacturing, and research and developments, and structure the cross-business and cross-regional management system by strengthen the collaboration among divisions with common operations, including legal, tax and intellectual property, through modifications to our previously maintained management system designed to enhance the uniformity among our group companies.

Our Operational Management and Audit Department, the department responsible for the group-wide internal controls, seeks to establish a global audit system in an effort to strengthen the supervision in the area of prevention of improper conduct as the global management system is further enhanced, and further enhance our internal control system based on the experience and know-how gained through the past audits of our financial statements and the implementation of measures to comply with the U.S. Sarbanes-Oxley Act of 2002.  We also seek to improve our disclosure system and policy through enhanced cooperation between a committee responsible for information disclosure and other relevant specialized departments.

Such specialized departments and offices, including the Compliance Office, the Risk Management Office, and the CSR (corporate social responsibility) Promotion Office, also collaborate with one another and other departments as appropriate.  We seek to find ways to create jobs and otherwise contribute to society based on our basic management policy as a good corporate citizen.

4. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	March 31, 2014		March 31, 2013		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥247,740		¥193,420		¥54,320
Trade notes receivable	12,188		10,479		1,709
Trade accounts receivable	184,096		148,606		35,490
Inventories:
Finished goods	51,293		42,599		8,694
Raw materials	39,993		30,839		9,154
Work in process	28,926		23,526		5,400
Supplies and other	3,669		2,862		807
Other current assets	48,063		48,359		(296)
Total current assets	615,968	52.8	500,690	49.8	115,278

Investments and advances:
Marketable securities and other securities investments	16,437		15,900		537
Investments in and advances to affiliated companies	2,018		1,160		858
Total investments and advances	18,455	1.6	17,060	1.7	1,395

Property, plant and equipment:
Land	47,137		43,523		3,614
Buildings	177,617		159,270		18,347
Machinery and equipment	363,806		330,425		33,381
Construction in progress	18,372		21,837		(3,465)
Sub-total	606,932	52.0	555,055	55.2	51,877
Less - Accumulated depreciation	(308,051)	(26.4)	(277,078)	(27.6)	(30,973)
Total property, plant and equipment	298,881	25.6	277,977	27.6	20,904
Goodwill	154,927	13.3	132,775	13.2	22,152
Other non-current assets	77,687	6.7	76,915	7.7	772
Total assets	¥1,165,918	100.0	¥1,005,417	100.0	¥160,501

Liabilities and Equity

	Yen in millions
	March 31, 2014		March 31, 2013		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥22,600		¥32,798		¥(10,198)
Current portion of long-term debt	29,245		133,628		(104,383)
Trade notes and accounts payable	166,383		134,165		32,218
Accrued expenses	31,045		31,854		(809)
Other current liabilities	33,142		32,432		710
Total current liabilities	282,415	24.2	364,877	36.3	(82,462)

Long-term liabilities:
Long-term debt	299,411		146,271		153,140
Accrued pension and severance costs	17,943		19,235		(1,292)
Other long-term liabilities	25,244		21,217		4,027
Total long-term liabilities	342,598	29.4	186,723	18.6	155,875

Total liabilities	625,013	53.6	551,600	54.9	73,413

Equity:
Common stock	66,551	5.7	66,551	6.6	-
Additional paid-in capital	65,197	5.6	70,518	7.0	(5,321)
Retained earnings	367,617	31.5	322,638	32.1	44,979

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	54,539		12,636		41,903
Net unrealized gains and losses on securities	4,185		1,187		2,998
Net gains and losses on derivative instruments	(24)		242		(266)
Pension liability adjustments	(324)		(1,112)		788
Total accumulated other comprehensive income (loss)	58,376	5.0	12,953	1.3	45,423

Treasury stock, at cost	(39,640)	(3.4)	(57,007)	(5.7)	17,367
Total Nidec Corporation shareholders’ equity	518,101	44.4	415,653	41.3	102,448
Noncontrolling interests	22,804	2.0	38,164	3.8	(15,360)
Total equity	540,905	46.4	453,817	45.1	87,088
Total liabilities and equity	¥1,165,918	100.0	¥1,005,417	100.0	¥160,501

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Results for the year ended March 31

Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Net sales	¥875,109	100.0	¥709,270	100.0	¥165,839	23.4
Cost of products sold	674,699	77.1	572,634	80.7	102,065	17.8
Selling, general and administrative expenses	77,534	8.9	84,760	12.0	(7,226)	(8.5)
Research and development expenses	37,808	4.3	34,278	4.8	3,530	10.3
Operating expenses	790,041	90.3	691,672	97.5	98,369	14.2
Operating income	85,068	9.7	17,598	2.5	67,470	383.4

Other income (expenses):
Interest and dividend income	2,376		1,831		545
Interest expenses	(1,526)		(679)		(847)
Foreign exchange gain (loss), net	(56)		(2,973)		2,917
Gain (loss) from marketable securities, net	245		(87)		332
Other, net	(1,443)		(2,292)		849
Total	(404)	(0.0)	(4,200)	(0.6)	3,796	-
Income before income taxes	84,664	9.7	13,398	1.9	71,266	531.9
Income taxes	(25,729)	(3.0)	(6,562)	(0.9)	(19,167)	-
Equity in net income (loss) of affiliated companies	(25)	(0.0)	13	0.0	(38)	-
Consolidated net income	58,910	6.7	6,849	1.0	52,061	760.1
Less: Net (income) loss attributable to noncontrolling interests	(2,506)	(0.3)	1,137	0.1	(3,643)	-
Net income attributable to Nidec Corporation	¥56,404	6.4	7,986	1.1	48,418	606.3

Consolidated Statements of Comprehensive Income

	Yen in millions
	Year ended March 31		Increase or
	2014	2013	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥58,910	¥6,849	¥52,061	760.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	43,429	62,158	(18,729)	(30.1)
Net unrealized gains and losses on securities	2,980	151	2,829	-
Net gains and losses on derivative instruments	(266)	169	(435)	-
Pension liability adjustments	737	(433)	1,170	-
Total	46,880	62,045	(15,165)	(24.4)
Total comprehensive income (loss)	105,790	68,894	36,896	53.6
Less: Comprehensive (income) loss attributable to noncontrolling interests	(3,963)	(487)	(3,476)	-
Comprehensive income (loss) attributable to Nidec Corporation	¥101,827	¥68,407	¥33,420	48.9

Note:Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

(3) Consolidated Statements of Changes in Equity

For the year ended March 31, 2014
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2013	290,150,160	¥66,551	¥70,518	¥322,638	¥12,953	¥(57,007)	¥415,653	¥38,164	¥453,817
Comprehensive income:
Net income				56,404			56,404	2,506	58,910
Other comprehensive income (loss):
Foreign currency translation adjustments					41,903		41,903	1,526	43,429
Unrealized gains and losses on securities					2,998		2,998	(18)	2,980
Unrealized gains and losses on derivative instruments					(266)		(266)	-	(266)
Pension liability adjustments					788		788	(51)	737
Total comprehensive income							101,827	3,963	105,790

Purchase of treasury stock						(2,838)	(2,838)	-	(2,838)
Change in ownership in connection with share exchange transactions			(4,279)			20,655	16,376	(16,376)	-
Dividends paid to shareholders of Nidec Corporation				(11,425)			(11,425)	-	(11,425)
Dividends paid to noncontrolling interests							-	(894)	(894)
Capital transactions with consolidated subsidiaries and other			(1,042)			(450)	(1,492)	(2,053)	(3,545)
Balance at March 31, 2014	290,150,160	¥66,551	¥65,197	¥367,617	¥58,376	¥(39,640)	¥518,101	¥22,804	¥540,905

For the year ended March 31, 2013
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2012	290,150,160	¥66,551	¥66,762	¥326,777	¥(47,468)	¥(42,440)	¥370,182	¥55,429	¥425,611
Comprehensive income:
Net income				7,986			7,986	(1,137)	6,849
Other comprehensive income (loss):
Foreign currency translation adjustments					60,547		60,547	1,611	62,158
Unrealized gains and losses on securities					174		174	(23)	151
Unrealized gains and losses on derivative instruments					169		169	-	169
Pension liability adjustments					(469)		(469)	36	(433)
Total comprehensive income							68,407	487	68,894

Purchase of treasury stock						(31,277)	(31,277)	-	(31,277)
Change in ownership of Nidec Sankyo in connection with share exchange transaction			3,270			16,710	19,980	(19,980)	-
Dividends paid to shareholders of Nidec Corporation				(12,125)			(12,125)	-	(12,125)
Dividends paid to noncontrolling interests							-	(1,421)	(1,421)
Acquisitions of new subsidiaries							-	3,570	3,570
Capital transactions with consolidated subsidiaries and other			486				486	79	565
Balance at March 31, 2013	290,150,160	¥66,551	¥70,518	¥322,638	¥12,953	¥(57,007)	¥415,653	¥38,164	¥453,817

Notes:

1. Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

2. We implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, we adjusted shares of common stock under the assumption that the stock split had been implemented on March 31, 2012, retrospectively.

(4) Consolidated Statements of Cash Flows

	Yen in millions
	Year ended March 31		Increase or decrease
	2014	2013

Cash flows from operating activities:
Consolidated net income	¥58,910	¥6,849	¥52,061
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	39,485	34,935	4,550
Amortization	6,797	4,785	2,012
(Gain) loss from marketable securities, net	(245)	87	(332)
Loss on sales, disposal or impairment of property, plant and equipment	534	10,300	(9,766)
Loss recovery and gain on property, plant and equipment damaged in flood	(62)	(4,027)	3,965
Deferred income taxes	9,217	(12,055)	21,272
Equity in net (income) loss of affiliated companies	25	(13)	38
Foreign currency adjustments	(3,498)	1,744	(5,242)
Accrual for pension and severance costs, net payments	(4,241)	(396)	(3,845)
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(19,957)	53,221	(73,178)
(Increase) decrease in inventories	(10,244)	14,090	(24,334)
Increase (decrease) in notes and accounts payable	14,299	(1,257)	15,556
Increase (decrease) in accrued income taxes	3,899	(7,263)	11,162
Other	(7,700)	9,286	(16,986)
Net cash provided by operating activities	87,219	110,286	(23,067)

Cash flows from investing activities:
Additions to property, plant and equipment	(40,297)	(61,368)	21,071
Proceeds from sales of property, plant and equipment	2,601	1,036	1,565
Insurance proceeds related to property, plant and equipment damaged in flood	2,772	880	1,892
Purchases of marketable securities	(309)	(147)	(162)
Proceeds from sales and redemption of marketable securities	1,059	692	367
Acquisitions of business, net of cash acquired	(23,350)	(79,884)	56,534
Other	(5,654)	4,937	(10,591)
Net cash used in investing activities	(63,178)	(133,854)	70,676

Cash flows from financing activities:
Decrease in short-term borrowings	(11,821)	(52,199)	40,378
Proceeds from issuance of long-term debt	30,000	71,307	(41,307)
Repayments of long-term debt	(34,323)	(12,392)	(21,931)
Proceeds from issuance of corporate bonds	50,000	100,000	(50,000)
Redemption of corporate bonds	(4,250)	-	(4,250)
Purchases of treasury stock	(2,838)	(31,277)	28,439
Payments for additional investments in subsidiaries	(217)	(92)	(125)
Dividends paid to shareholders of Nidec Corporation	(11,425)	(12,125)	700
Dividends paid to noncontrolling interests	(894)	(1,421)	527
Other	(761)	(684)	(77)
Net cash provided by financing activities	13,471	61,117	(47,646)

Effect of exchange rate changes on cash and cash equivalents	16,808	25,581	(8,773)
Net increase in cash and cash equivalents	54,320	63,130	(8,810)
Cash and cash equivalents at beginning of year	193,420	130,290	63,130
Cash and cash equivalents at end of year	¥247,740	¥193,420	¥54,320

(5) Notes of Consolidated Financial Statements

Notes regarding Going Concern Assumption

Not applicable.

Scope of Consolidation and Application of the Equity Method

1. Scope of consolidation

As of
March 31, 2014
Number of consolidated subsidiaries	229

2. Application of the equity method

As of
March 31, 2014
Number of affiliated companies accounted for under the equity method	5

3. Change in the scope of consolidation from March 31, 2013

Increase of consolidated subsidiaries	10
Decrease of consolidated subsidiaries	13

4. Change in significant subsidiaries

Not applicable.

5. Change in the application of the equity method from March 31, 2013

Increase of affiliated companies accounted for by the equity method	1
Decrease of affiliated companies accounted for by the equity method	1

6. Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States (“U.S. GAAP”).

《Changes Relating to the Basis for Preparing Our Consolidated Financial Statements》

As of April 1, 2013, we adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles-Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations and liquidity.

As of April 1, 2013, we adopted FASB ASC 220 “Comprehensive income.” updated by ASU No. 2013-02

“Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The standard is a provision for disclosure. The adoption of this standard did not have any impact on our consolidated financial position, results of operations and liquidity.

Business Combinations

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the fiscal year ended March 31, 2013. During the three months ended September 30, 2013, we completed our valuation of such assets and liabilities of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.

In addition, we are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.). These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of March 31, 2014.

Operating Segment Information

			Yen in millions
	Year ended March 31				Increase or decrease
	2014		2013
Net sales:	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥165,953	13.8	¥132,030	13.6	¥33,923	25.7
Nidec Electronics (Thailand)	111,605	9.3	98,841	10.2	12,764	12.9
Nidec (Zhejiang)	23,028	1.9	24,086	2.5	(1,058)	(4.4)
Nidec (Dalian)	12,499	1.0	14,765	1.5	(2,266)	(15.3)
Nidec Singapore	58,642	4.9	50,748	5.2	7,894	15.6
Nidec (H.K.)	71,229	5.9	53,762	5.5	17,467	32.5
Nidec Philippines	48,839	4.1	40,389	4.1	8,450	20.9
Nidec Sankyo	98,876	8.2	73,501	7.6	25,375	34.5
Nidec Copal	49,341	4.1	51,720	5.3	(2,379)	(4.6)
Nidec Tosok	37,025	3.1	31,280	3.2	5,745	18.4
Nidec Copal Electronics	31,306	2.6	26,865	2.8	4,441	16.5
Nidec Techno Motor	54,732	4.5	43,083	4.4	11,649	27.0
Nidec Motor	175,934	14.6	119,247	12.3	56,687	47.5
Nidec Motors & Actuators	84,633	7.0	59,877	6.2	24,756	41.3
All others	180,025	15.0	152,070	15.6	27,955	18.4
Sub-total	1,203,667	100.0	972,264	100.0	231,403	23.8
Adjustments and eliminations	(328,558)	-	(262,994)	-	(65,564)	-
Consolidated total	¥875,109	-	¥709,270	-	¥165,839	23.4

			Yen in millions
	Year ended March 31				Increase or decrease
	2014		2013
Operating income(loss):	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥4,865	5.9	¥(4,856)	(14.5)	¥9,721	-
Nidec Electronics (Thailand)	12,781	15.4	10,525	31.3	2,256	21.4
Nidec (Zhejiang)	(243)	(0.3)	(2,689)	(8.0)	2,446	-
Nidec (Dalian)	475	0.6	(409)	(1.2)	884	-
Nidec Singapore	709	0.9	1,115	3.3	(406)	(36.4)
Nidec (H.K.)	483	0.6	146	0.4	337	230.8
Nidec Philippines	6,037	7.3	4,883	14.5	1,154	23.6
Nidec Sankyo	10,392	12.5	4,181	12.5	6,211	148.6
Nidec Copal	(1,323)	(1.6)	(3,192)	(9.5)	1,869	-
Nidec Tosok	3,186	3.8	1,715	5.1	1,471	85.8
Nidec Copal Electronics	5,288	6.4	3,277	9.8	2,011	61.4
Nidec Techno Motor	6,671	8.1	4,168	12.4	2,503	60.1
Nidec Motor	9,314	11.2	723	2.2	8,591	-
Nidec Motors&Actuators	5,334	6.4	3,447	10.3	1,887	54.7
All others	18,911	22.8	10,540	31.4	8,371	79.4
Sub-total	82,880	100.0	33,574	100.0	49,306	146.9
Adjustments and eliminations	2,188	-	(15,976)	-	18,164	-
Consolidated total	¥85,068	-	¥17,598	-	¥67,470	383.4

Notes:

1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan.

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31, 2014
	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,404	272,078	¥207.31
Dilutive securities
Zero coupon convertible bonds with stock acquisition rights due 2015	(64)	18,400
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,340	290,478	¥193.96

For the year ended March 31, 2013
	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,986	269,429	¥29.64
Dilutive securities
Zero coupon convertible bonds with stock acquisition rights due 2015	(61)	18,821
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥7,925	288,250	¥27.49

Notes:

1. Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

2. We implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, we adjusted the earnings per share have been accordingly adjusted to reflect the effect of the stock split.

Subsequent events

Share Exchange Agreements to Make Nidec Copal Electronics Corporation and Nidec-Read Corporation Wholly Owned Subsidiaries of Nidec Corporation

On April 22, 2014, we decided, at a meeting of the board of directors, to enter into a share exchange transaction with Nidec Copal Electronics Corporation and Nidec-Read Corporation to make the subsidiaries wholly owned, and entered into a share exchange agreement with the subsidiaries on the same day. For more information, see our press releases, dated April 22, 2014, entitled ”Notice Concerning a Share Exchange Agreement to Make Nidec Copal Electronics Corporation a Wholly Owned Subsidiary of Nidec Corporation” and “Notice Concerning a Share Exchange Agreement to Make Nidec-Read Corporation a Wholly Owned Subsidiary of Nidec Corporation” which were submitted on Form 6-K.

5. Nidec Non-Consolidated Financial Statements (Japanese GAAP) (unaudited)

(1) Non-Consolidated Balance Sheets

Assets
	Yen in millions
	March 31
	2014	2013
	Amount	Amount
Current assets:
Cash and deposits	¥6,732	¥7,103
Notes receivable-trade	232	328
Accounts receivable-trade	60,239	48,014
Finished goods	2,233	2,571
Work in process	93	89
Raw materials and supplies	156	442
Prepaid expenses	455	461
Deferred tax assets	2,309	6,415
Short-term loans receivable from subsidiaries and affiliates	48,338	51,603
Accounts receivable-other	2,670	3,593
Income taxes receivable	639	4,428
Other	22	56
Allowance for doubtful accounts	(182)	(170)
Total current assets	123,936	124,933
Noncurrent assets:
Property, plant and equipment	34,649	28,348
Buildings, net	17,883	14,198
Structures, net	567	346
Machinery and equipment, net	865	593
Vehicles, net	7	9
Tools, furniture and fixtures, net	1,949	1,306
Land	13,278	11,569
Lease assets, net	26	43
Construction in progress	74	284
Intangible assets	5,854	3,872
Patent right	121	129
Software	2,626	1,339
Software in progress	3,005	2,282
Other	102	122
Investments and other assets	463,899	408,298
Investment securities	10,044	8,136
Stocks of subsidiaries and affiliates	424,568	370,578
Investments in capital	0	0
Investments in capital of subsidiaries and affiliates	25,283	25,283
Claims provable in bankruptcy, claims provable in rehabilitation and other	445	445
Long-term prepaid expenses	144	187
Deferred tax assets	3,814	4,026
Other	46	88
Allowance for doubtful accounts	(445)	(445)
Total noncurrent assets	504,402	440,518
Total assets	¥628,338	¥565,451

Liabilities and Net Assets
	Yen in millions
	March 31
	2014	2013
	Amount	Amount
Current liabilities:
Notes payable-trade	¥-	¥18
Accounts payable-trade	21,218	18,502
Electronically recorded obligations-operating	827	-
Short-term loans payable	21,204	31,000
Current portion of bonds	-	100,247
Current portion of long-term loans payable	27,417	31,775
Lease obligations	27	32
Accounts payable-other	8,465	5,259
Accrued expenses	554	689
Advances received	38	5
Deposits received	20,520	23,032
Unearned revenue	173	178
Provision for bonuses	1,850	1,600
Other	21	20
Total current liabilities	102,314	212,357
Noncurrent liabilities:
Bonds payable	245,891	100,000
Long-term loans payable	48,918	41,819
Lease obligations	2	13
Provision for retirement benefits	203	162
Other	243	381
Total noncurrent liabilities	295,257	142,375
Total liabilities	397,571	354,732
Shareholders’ equity:
Capital stock	66,551	66,551
Capital surplus	83,179	73,147
Legal capital surplus	70,772	70,772
Other capital surplus	12,407	2,375
Retained earnings	120,339	126,595
Legal retained earnings	721	721
General reserve	89,650	129,650
Retained earnings brought forward	29,969	(3,776)
Treasury stock	(40,527)	(56,109)
Total shareholders’ equity	229,542	210,184
Valuation and translation adjustments:
Valuation difference on available-for-sale securities	1,566	870
Deferred gains or losses on hedges	(11)	(6)
Revaluation reserve for land	(330)	(329)
Total valuation and translation adjustments	1,225	535
Total net assets	230,767	210,719
Total liabilities and net assets	¥628,338	¥565,451

(2) Non-Consolidated Statements of Income

	Yen in millions
	Year ended March 31
	2014	2013
	Amount	Amount
Net sales	¥165,953	¥132,030
Cost of sales	131,740	108,494
Gross profit	34,213	23,536
Selling, general and administrative expenses	29,348	28,392
Operating income (loss)	4,865	(4,856)
Non-operating income:
Interest income	379	406
Dividends income	3,917	8,571
Other	1,303	1,039
Total non-operating income	5,599	10,016
Non-operating expenses:
Interest expenses	497	397
Interest on bonds	560	201
Sales discounts	52	47
Foreign exchange losses	2,625	6,880
Bond issuance cost	75	226
Interest on commercial papers	-	27
Other	516	719
Total non-operating expenses	4,325	8,497
Ordinary income (loss)	6,139	(3,337)
Extraordinary income:
Gain on sales of noncurrent assets	33	3
Gain on sales of investment securities	8	135
Transfer pricing taxation adjustment	5,486	-
Gain on liquidation of subsidiaries and affiliates	-	53
Total extraordinary income	5,527	191
Extraordinary losses:
Impairment loss	-	319
Loss on disposal of noncurrent assets	14	98
Loss on sales of investment securities	-	0
Loss on valuation of investment securities	2	-
Loss on valuation of stocks of subsidiaries and affiliates	-	3,173
Loss on valuation of investment in capital of subsidiaries and affiliates	-	10,012
Transfer pricing taxation adjustment	669	-
Total extraordinary losses	685	13,601
Income (loss) before income taxes	10,981	(16,747)
Income taxes:
Income taxes-current	1,862	7,965
Income taxes-deferred	3,930	(12,269)
Total income taxes	5,792	(4,304)
Net income (loss)	¥5,189	¥(12,443)

(3) Non-Consolidated Statements of Shareholders’ Equity

	Yen in millions
	Shareholders' equity
	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders’ equity
		Legal capital surplus	Other capital surplus	Legal retained earnings	Other retained earnings
					General reserve	Retained earnings brought forward
Balance at the beginning of current period	¥66,551	¥70,772	¥2,375	¥721	¥129,650	¥(3,776)	¥(56,109)	¥210,184
Changes of items during the period
Dividends from surplus						(11,446)		(11,446)
Reversal of general reserve					(40,000)	40,000		-
Net income						5,189		5,189
Purchase of treasury stock							(5,073)	(5,073)
Disposal of treasury stock			10,032				20,655	30,686
Reversal of revaluation reserve for land						1		1
Net changes of items other than shareholders' equity
Total changes of items during the period	-	-	10,032	-	(40,000)	33,745	15,582	19,358
Balance at the end of current period	¥66,551	¥70,772	¥12,407	¥721	¥89,650	¥29,969	¥(40,527)	¥229,542

For the year ended March 31, 2014

	Yen in millions
	Valuation and translation adjustments				Total net assets
	Valuation difference on available- for-sale securities	Deferred gains or losses on hedges	Revaluation reserve for land	Total Valuation and translation adjustments
Balance at the beginning of current period	¥870	¥(6)	¥(329)	¥535	¥210,719
Changes of items during the period
Dividends from surplus					(11,446)
Reversal of general reserve					-
Net income					5,189
Purchase of treasury stock					(5,073)
Disposal of treasury stock					30,686
Reversal of revaluation reserve for land					1
Net changes of items other than shareholders' equity	696	(5)	(1)	690	690
Total changes of items during the period	696	(5)	(1)	690	20,048
Balance at the end of current period	¥1,566	¥(11)	¥(330)	¥1,225	¥230,767

	Yen in millions
	Shareholders' equity
	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders’ equity
		Legal capital surplus	Other capital surplus	Legal retained earnings	Other retained earnings
					General reserve	Retained earnings brought forward
Balance at the beginning of current period	¥66,551	¥70,772	¥2,297	¥721	¥114,650	¥35,943	¥(42,440)	¥248,494
Changes of items during the period
Dividends from surplus						(12,125)		(12,125)
Provision of general reserve					15,000	(15,000)		-
Net loss						(12,443)		(12,443)
Purchase of treasury stock							(31,277)	(31,277)
Disposal of treasury stock			78				17,608	17,687
Reversal of revaluation reserve for land						(151)		(151)
Net changes of items other than shareholders' equity
Total changes of items during the period	-	-	78	-	15,000	(39,719)	(13,669)	(38,310)
Balance at the end of current period	¥66,551	¥70,772	¥2,375	¥721	¥129,650	¥(3,776)	¥(56,109)	¥210,184

For the year ended March 31, 2013

	Yen in millions
	Valuation and translation adjustments				Total net assets
	Valuation difference on available- for-sale securities	Deferred gains or losses on hedges	Revaluation reserve for land	Total Valuation and translation adjustments
Balance at the beginning of current period	¥883	-	¥(480)	¥403	¥248,897
Changes of items during the period
Dividends from surplus					(12,125)
Provision of general reserve					-
Net loss					(12,443)
Purchase of treasury stock					(31,277)
Disposal of treasury stock					17,687
Reversal of revaluation reserve for land					(151)
Net changes of items other than shareholders' equity	(13)	(6)	151	132	132
Total changes of items during the period	(13)	(6)	151	132	(38,178)
Balance at the end of current period	¥870	¥(6)	¥(329)	¥535	¥210,719

6. Others

(1)Changes in Directors and Auditors

Elections, retirements and position changes to the Members of the Board and Audit & Supervisory Board Members will be submitted for, and subject to, approval at the Company's Ordinary General Meeting of Shareholders to be held on June 18, 2014.

1. Proposed change in Representative Director (effective as of June 18, 2014):

(1) Reason:

Add a Representative Director to further enhance Nidec Corporation’s management.

(2) Description:

Mr. Bunsei Kure (new post: Representative Director, Executive Vice President & COO) (current post: Director and Executive Vice President)

Mr. Hiroshi Kobe (new post: Representative Director and Executive Vice President)

(current post: Representative Director, Executive Vice President & COO)

(3) Biographical information of a newly appointed representative:

New title:	Representative Director and Executive Vice President
Name:	Bunsei Kure
Birth date:	May 20, 1956
Career:

April 1979: The Industrial Bank of Japan, Limited

May 2003: President and CEO, GE Financial Service Co, Ltd.

June 2008: Representative Director, President & CEO, Calsonic Kansei Corporation

April 2013: Special Adviser, Nidec Corporation

June 2013: Director and Executive Vice President (current post)

2. Proposed changes in other Members of the Board of Directors and Audit & Supervisory Board Members

(1) Candidates to the Board of Directors (effective as of June 18, 2014):

Name	Current title/occupation
Mr. Toshihiko Miyabe	Senior Vice President of the Company
Mr. Toshiaki Otani	First Senior Vice President of the Company
Mr. Mutsuo Tahara	Attorney
Mr. Kiyoto Ido	Deputy Director, Institute for International Economic Studies

Notes:

1.

Mr. Miyabe is expected to assume office as a First Senior Vice President as of the above date.

2.

Mr. Tahara is a candidate for the post of an Outside Board Member (Independent Officer).

3.

Mr. Kiyoto Ido is a candidate for the post of an Outside Board Member (Independent Officer).

(2) Outgoing Members of the Board of Directors (effective as of June 18, 2014):

Name	Current title/occupation
Mr. Kenji Sawamura	Member of the Board and Executive Vice President
Mr. Toshihiro Kimura	Member of the Board and First Senior Vice President
Mr. Shozo Wakabayashi	Outside Board Member

Notes:

1.

Mr. Sawamura is expected to assume office as a Non-fulltime Advisor as of the above date.

2.

Mr. Kimura is expected to assume office as a Special Advisor, and also as a Representative Director and President of Nidec Copal Corporation (fulltime) as of the above date.

(3) Candidate to the position of an Audit & Supervisory Board Member. (effective as of June 18, 2014):

Name	Current title/occupation
Mr. Ikuo Nishikawa	Professor, Faculty of Business and Commerce, Keio University

Note:

Professor Nishikawa is a candidate for the post of an Outside Audit & Supervisory Board Member (Independent Officer).

(4) Outgoing Audit & Supervisory Board Member (effective as of June 18, 2014):

Name	Current title/occupation
Mr. Chihiro Suematsu	Outside Audit & Supervisory Board Member of the Company
Mr. Kiichiro Kobayashi	Outside Audit & Supervisory Board Member of the Company

(5) Alternative candidates to the Audit & Supervisory Board. (effective as of June 18, 2014):

Name	Current title/occupation
Mr. Susumu Ohno	Attorney
Mr. Chihiro Suematsu	Outside Audit & Supervisory Board Member of the Company

Notes:

Messrs. Ohno and Suematsu are the alternative candidates for posts of Audit & Supervisory Board Members (Independent Officers), with Mr. Ohno ranked first and Mr. Suematsu ranked second, respectively.

(2)Results for the three months ended March 31

Consolidated Statements of Income

	Yen in millions
	Three months ended March 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Net sales	¥228,384	100.0	¥186,060	100.0	¥42,324	22.7
Cost of products sold	175,023	76.6	159,720	85.8	15,303	9.6
Selling, general and administrative expenses	21,021	9.2	41,863	22.6	(20,842)	(49.8)
Research and development expenses	9,138	4.0	9,905	5.3	(767)	(7.7)
Operating expenses	205,182	89.8	211,488	113.7	(6,306)	(3.0)
Operating income (loss)	23,202	10.2	(25,428)	(13.7)	48,630	-

Other income (expenses):
Interest and dividend income	386		508		(122)
Interest expenses	(377)		(191)		(186)
Foreign exchange gain (loss), net	(434)		953		(1,387)
Gain (loss) from marketable securities, net	5		213		(208)
Other, net	(643)		(493)		(150)
Total	(1,063)	(0.5)	990	0.6	(2,053)	-
Income (loss) before income taxes	22,139	9.7	(24,438)	(13.1)	46,577	-
Income taxes	(8,285)	(3.6)	2,131	1.1	(10,416)	-
Equity in net income (loss) of affiliated companies	5	0.0	(29)	(0.0)	34	-
Consolidated net income (loss)	13,859	6.1	(22,336)	(12.0)	36,195	-
Less: Net (income) loss attributable to noncontrolling interests	(508)	(0.3)	3,229	1.7	(3,737)	-
Net income (loss) attributable to Nidec Corporation	¥13,351	5.8	¥(19,107)	(10.3)	¥32,458	-

	Yen in millions
	Three months ended March 31		Increase or
	2014	2013	decrease
	Amount	Amount	Amount	%
Consolidated net income (loss)	¥13,859	¥(22,336)	¥36,195	-
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(12,591)	34,012	(46,603)	-
Net unrealized gains and losses on securities	(556)	847	(1,403)	-
Net gains and losses on derivative instruments	(185)	76	(261)	-
Pension liability adjustments	676	(377)	1,053	-
Total	(12,656)	34,558	(47,214)	-
Total comprehensive income (loss)	1,203	12,222	(11,019)	(90.2)
Less: Comprehensive (income) loss attributable to noncontrolling interests	(683)	2,001	(2,684)	-
Comprehensive income (loss) attributable to Nidec Corporation	¥520	¥14,223	¥(13,703)	(96.3)

Consolidated Statements of Comprehensive Income

Note:Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

(3)Quarterly Financial Data for the three months ended December 31, 2013, September 30, 2013 and June 30, 2013

	Yen in millions
	Three months ended
	June 30, 2013		September 30, 2013		December 31, 2013
	Amount	%	Amount	%	Amount	%
Net sales	¥211,276	100.0	¥218,358	100.0	¥217,091	100.0
Operating income	18,047	8.5	21,290	9.8	22,529	10.4
Income before income taxes	17,366	8.2	21,075	9.7	24,084	11.1
Consolidated net income	13,709	6.5	14,606	6.7	16,736	7.7
Net income attributable to Nidec Corporation	¥13,346	6.3	¥13,757	6.3	¥15,950	7.3

Note:Pursuant to ASC 805 “Business Combinations”, the results of operations for the three months ended June 30, 2013 have been retrospectively adjusted.

(4) Information by Product Category (unaudited)

	Yen in millions
	Year ended March 31, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥362,513	¥345,236	¥86,955	¥72,845	¥7,560	¥875,109	¥-	¥875,109
Intersegment	867	438	5,844	385	5,827	13,361	(13,361)	-
Total	363,380	345,674	92,799	73,230	13,387	888,470	(13,361)	875,109
Operating expenses	306,677	323,265	80,718	71,782	13,021	795,463	(5,422)	790,041
Operating income	¥56,703	¥22,409	¥12,081	¥1,448	¥366	¥93,007	¥(7,939)	¥85,068

	Yen in millions
	Year ended March 31, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥319,724	¥248,464	¥63,526	¥69,188	¥8,368	¥709,270	¥-	¥709,270
Intersegment	922	948	6,171	770	5,382	14,193	(14,193)	-
Total	320,646	249,412	69,697	69,958	13,750	723,463	(14,193)	709,270
Operating expenses	297,997	246,734	62,683	78,423	12,857	698,694	(7,022)	691,672
Operating income(loss)	¥22,649	¥2,678	¥7,014	¥(8,465)	¥893	¥24,769	¥(7,171)	¥17,598

	Yen in millions
	Three months ended March 31, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥89,289	¥98,162	¥23,534	¥15,619	¥1,780	¥228,384	¥-	¥228,384
Intersegment	188	122	1,039	115	1,558	3,022	(3,022)	-
Total	89,477	98,284	24,573	15,734	3,338	231,406	(3,022)	228,384
Operating expenses	73,749	90,723	21,507	16,510	3,319	205,808	(626)	205,182
Operating income(loss)	¥15,728	¥7,561	¥3,066	¥(776)	¥19	¥25,598	¥(2,396)	¥23,202

	Yen in millions
	Three months ended March 31, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥76,759	¥74,226	¥17,027	¥15,704	¥2,344	¥186,060	¥-	¥186,060
Intersegment	300	284	1,086	163	1,257	3,090	(3,090)	-
Total	77,059	74,510	18,113	15,867	3,601	189,150	(3,090)	186,060
Operating expenses	89,031	77,500	17,203	25,321	3,382	212,437	(949)	211,488
Operating income(loss)	¥(11,972)	¥(2,990)	¥910	¥(9,454)	¥219	¥(23,287)	¥(2,141)	¥(25,428)

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans, brush motors, vibration motors and motor applications

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(5) Sales by Geographic Segment (unaudited)

	Yen in millions
	Year ended March 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Japan	¥238,278	27.2	¥213,169	30.1	¥25,109	11.8
U.S.A	132,117	15.1	99,260	14.0	32,857	33.1
Singapore	63,950	7.3	55,712	7.9	8,238	14.8
Thailand	85,435	9.8	81,678	11.5	3,757	4.6
Philippines	24,506	2.8	18,543	2.6	5,963	32.2
China	197,134	22.5	150,631	21.2	46,503	30.9
Others	133,689	15.3	90,277	12.7	43,412	48.1
Total	¥875,109	100.0	¥709,270	100.0	¥165,839	23.4

	Yen in millions
	Three months ended March 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Japan	¥63,493	27.8	¥49,571	26.6	¥13,922	28.1
U.S.A	34,745	15.2	30,667	16.5	4,078	13.3
Singapore	16,981	7.4	13,734	7.4	3,247	23.6
Thailand	19,550	8.6	20,795	11.2	(1,245)	(6.0)
Philippines	6,442	2.8	3,927	2.1	2,515	64.0
China	49,891	21.9	38,232	20.5	11,659	30.5
Others	37,282	16.3	29,134	15.7	8,148	28.0
Total	¥228,384	100.0	¥186,060	100.0	¥42,324	22.7

Note:

The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(6) Sales by Region (unaudited)

	Yen in millions
	Year ended March 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
North America	¥155,802	17.8	¥102,587	14.5	¥53,215	51.9
Asia	447,667	51.2	364,242	51.3	83,425	22.9
Europe	103,940	11.9	75,704	10.7	28,236	37.3
Others	8,904	1.0	9,130	1.3	(226)	(2.5)
Overseas sales total	716,313	81.9	551,663	77.8	164,650	29.8
Japan	158,796	18.1	157,607	22.2	1,189	0.8
Consolidated total	¥875,109	100.0	¥709,270	100.0	¥165,839	23.4

	Yen in millions
	Three months ended March 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
North America	¥45,667	20.0	¥32,313	17.4	¥13,354	41.3
Asia	109,387	47.9	92,124	49.5	17,263	18.7
Europe	29,558	12.9	23,338	12.5	6,220	26.7
Others	1,722	0.8	2,902	1.6	(1,180)	(40.7)
Overseas sales total	186,334	81.6	150,677	81.0	35,657	23.7
Japan	42,050	18.4	35,383	19.0	6,667	18.8
Consolidated total	¥228,384	100.0	¥186,060	100.0	¥42,324	22.7

Note:

The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

(7) Other information (unaudited)

1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Year ended March 31		Increase or decrease	Three months ended March 31		Increase or decrease
	2014	2013		2014	2013
Net sales	¥875,109	¥709,270	23.4%	¥228,384	¥186,060	22.7%
Operating income (loss)	85,068	17,598	383.4%	23,202	(25,428)	-
Ratio of operating income to net sales	9.7%	2.5%		10.2%	(13.7)%
Income (loss) before income taxes	84,664	13,398	531.9%	22,139	(24,438)	-
Ratio of income before income taxes to net sales	9.7%	1.9%		9.7%	(13.1)%
Net income (loss) attributable to Nidec Corporation	56,404	7,986	606.3%	13,351	(19,107)	-
Ratio of net income attributable to Nidec Corporation to net sales	6.4%	1.1%		5.8%	(10.3)%
Net income attributable to Nidec Corporation per share-basic	¥207.31	¥29.64		¥48.41	¥(70.77)
Net income attributable to Nidec Corporation per share-diluted	¥193.96	¥27.49		¥45.39	-

Total assets	¥1,165,918	¥1,005,417
Nidec Corporation shareholders’ equity	518,101	415,653
Nidec Corporation shareholders’ equity to total assets	44.4%	41.3%
Nidec Corporation shareholders’ equity per share	¥1,878.50	¥1,543.10

Net cash provided by operating activities	¥87,219	¥110,286
Net cash used in investing activities	(63,178)	(133,854)
Net cash provided by financing activities	13,471	61,117
Cash and cash equivalents at end of year	¥247,740	¥193,420

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

3. We implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, we adjusted net income attributable to Nidec Corporation per share-basic, net income attributable to Nidec Corporation per share-diluted and Nidec Corporation shareholders’ equity per share accordingly to reflect the effect of the stock split. On the other hand, we described actual amount of Dividends before the stock split.

2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	229
Number of affiliated companies accounted for under the equity method:	5

3) Change in Scope of Consolidation and Application of Equity Method

Change from March 31, 2013
Number of companies newly consolidated:	10
Number of companies excluded from consolidation:	13
Number of companies newly accounted for by the equity method:	1
Number of companies excluded from accounting by the equity method:	1